FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES PREPARATION FOR NIS 400 MILLION
EQUITY OFFERING IN ISRAEL

Netanya, Israel – December 1, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that its Board of Directors has instructed the Company to prepare for a potential offering of ordinary shares in an aggregate amount of approximately NIS 280 million and 2 series of options to purchase ordinary shares in an aggregate amount of approximately NIS 120 million, to the public in Israel and to certain institutional investors outside Israel.

The Company's controlling shareholder has informed the Company that if such offering will be effected by the Company, the Company's controlling shareholder intends to purchase such securities at least in an amount that shall allow it to keep its current holdings in the Company.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange of the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the holdings in the Company's outstanding share capital, see the Company's annual report on Form 20-F for the year ended December 31, 2018, filed on March 18, 2019 under "Item 7. Major Shareholders and related party transactions – A. Major Shareholders".

The contemplated offering described in this press release does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: December 2, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary